Graubard Miller

The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8880

(646)-227-5463		email address
nscooler@graubard.com

April 3, 2006

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tremisis Energy Acquisition Corporation
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
File No. 000-50682

Dear Mr. Reynolds:

We have been advised that the filing fee was apparently not transferred from the Registrant’s deposit account with the Commission to make payment of the requisite filing fee for this matter. We have been further advised by the Commission’s Edgar filing branch that this may be remedied by filing a new amendment to the proxy statement that reflects current payment of the filing fee.

Accordingly, we are filing Amendment No. 4 to the proxy statement this date. This amendment is identical to Amendment No. 3 other than its number and the information regarding the fee that appears on the cover page.

SINCERELY,

NOAH SCOOLER
Noah Scooler

NS:mp